EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of consolidated	State or other jurisdiction of	Date of incorporation or	Attributable
subsidiary or entity	incorporation or organization	formation (date of acquisition, if applicable)	interest

Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Advanced Industrial Leasing, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
AIS Tennessee, Inc	Nevada	October 10, 2025	100%
Invocon, Inc.	Texas	January 8, 2026	100%
Vicon Security Technologies Pvt Ltd. (formerly Cemtrex Technologies Pvt. Ltd.)	India	December 21, 2017	100%
Vicon Industries, Inc.	New York	March 23, 2018	100%
Vicon Industries Limited	United Kingdom	March 23, 2018	100%